

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Via E-mail
Mr. Jonathan E. Ramsden
Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

      Re: Abercrombie & Fitch Co.
             Form 10-K for the Fiscal Year Ended February 2, 2013
             Filed April 2, 2013
             File No. 001-12107

Dear Mr. Ramsden:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                 /s/Tia L. Jenkins

                                 Tia L. Jenkins
                                 Senior Assistant Chief Accountant
                                 Office of Beverages, Apparel, and
                                 Mining